July 15, 2005


Marianne Drost, Esq.
Senior Vice President, Deputy General
   Counsel and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

      Re:	Verizon Communications Inc.
      	Amendment No. 3 to Form S-4
      Filed July 5, 2005
      	File No. 333-124008

		MCI, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 16, 2005

		Form 10-Q for the quarter ended March 31, 2005
		Filed May 9, 2005
		File No. 001-10415

Dear Ms. Drost:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.









Form S-4

Prospectus Cover Page/Letter to Shareholders
1. In the third paragraph regarding the consideration that MCI shareholders will receive, please delete "at least" since there is no guarantee regarding the consideration, if any, that MCI shareholders may receive. Similarly revise throughout the document.
2. In addition to your statement in the third bullet of the third paragraph that "the full amount of the merger consideration is at risk," please revise to clearly state that under the purchase price adjustment mechanism, MCI security holders may receive $0. Also revise this language throughout the document.

Summary, page 1

Structure of the Merger, page 3
3. Here you introduce the term "original structure" to refer to the
merger whereby MCI will merger with and into a subsidiary of
Verizon.
Please revise the remainder of your document to use this term to avoid any potential confusion. For example, the summary of the material United States federal income tax considerations on page 12 refers to "the merger" instead of the "original structure." As another example, your discussion at the bottom of page 8 will be clearer if you also refer to the "original structure."

Merger Consideration and Conversion of MCI Common Stock, page 3
4. Currently, the presentation of the information in the first paragraph of this subsection continues to be difficult to understand.
Please rewrite this section to simply state the tax consequences to stockholders if MCI pays the special cash dividend and if Verizon pays the cash at closing as part of the merger consideration. Before you describe the differences in tax consequences, indicate that you cannot determine at this time how stockholders will be taxed on the cash they receive in the merger.

Potential Downward Purchase Price Adjustment for Specified
Liabilities, page 4
5. We continue to consider your draft response to our prior comments
6 and 13 regarding resolicitation and will advise you of our position shortly.

Material United States Federal Income Tax Considerations, page 12
6. We note your revised disclosure in response to prior comment
13.
Please continue to revise this section as follows:

* organize this section into separate subsections that would include
why you will not be able to determine the tax treatment at the time
of the MCI shareholders` meeting, the tax consequences of the original merger structure, the tax consequences of the alternative merger, and the tax consequences of the special cash dividend;
* include a statement as the first sentence of this section that you
cannot determine now and, at the time of the MCI stockholders` meeting, you will not be able to determine the U.S. federal income tax consequences of the transaction to MCI shareholders; and
* rather than disclosing the mechanics of the original merger structure and the alternative merger to investors in the first sentences of the second and third paragraphs, please state the tax consequences to shareholders in the first sentence of each new subsection.
7. Please see prior comment 19 of our letter dated May 19, 2005
and
prior comment 14 of our letter dated June 22, 2005. You state in this section that "MCI will treat the special cash dividend...as a distribution" and you similarly state that "MCI will treat the cash paid as a special cash dividend . . ." on page 3.  Also, you indicate
on page 12 that "it is anticipated the `continuity of interest`
requirement will be met...."  As noted in our prior comments, MCI may
not render an opinion regarding tax consequences; only tax counsel or an accountant may render an opinion on tax consequences. Since you have disclosed that counsel is unable to provide an opinion on these matters, then you should not state what the consequences "will" be or that one outcome is more likely to occur. Instead, you can simply describe how shareholders will be taxed if the amount paid as a cash dividend is treated as a distribution and how they will be taxed if the dividend is treated as merger consideration. Counsel may also state which position you intend to take if challenged by the IRS. Please revise throughout.

Risk Factors Relating to the Merger, page 24

MCI and Verizon are the subject of various legal proceedings . .
..,
page 28
8. The disclosure you have added in response to prior comment 21 is vague. Please briefly describe the allegations underlying the events that you disclose.

The Merger, page 32

Background of the Merger, page 32
9. Regarding the offer MCI received from the RBOC, clarify whether or not the proposed purchase price adjustment mechanism could have put the full amount of the merger consideration at risk as a result of the bankruptcy liabilities.
10. Revise to clarify what you mean by "access economics" on page
38.
11. Please provide a thorough description of the "downside sensitivity analyses" that you refer to on pages 48, 51, 53 and 56, including any calculations performed and assumptions made. Your disclosure should clearly explain how the analyses led to the MCI board`s conclusion that the expected value to be received under the
Qwest proposal would more likely be at the lower end of the range of values. If these analyses were performed by the financial advisors, then revise to state this fact and provide all of the related information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

MCI`s Reasons for the Merger, page 61
12. We note the disclosure you have added regarding the MCI board`s consideration of the transaction with Mr. Helu; however, it is not clear why the MCI board believes the merger with Verizon is fair to its shareholders in light of the transaction with Mr. Helu. You simply state the terms considered, yet the transaction with Mr. Helu is fundamentally different from the proposed consideration that other
MCI shareholders will receive. Accordingly, it should be clear why the MCI board believes that the merger with Verizon is fair to all other MCI shareholders in light of those fundamentally different terms, such as the fact that Mr. Helu`s consideration is not at risk to decrease to $0.
13. We note the disclosure you have added under "Presentations and Opinions of Financial Advisors" on page 64. Please provide additional disclosure regarding how the board`s fairness determination was impacted, if at all, by the fact that MCI will not obtain updated fairness opinions in the event the merger consideration is adjusted downward. Refer to prior comment 12.
14. Under "Tax-Free Transaction" on page 65, briefly explain why the short length of time that MCI shareholders have held their shares supports the board`s belief that a fully taxable merger transaction would unlikely be an important factor to them.
15. Several of the bullet points appearing under "Alternative Proposals from Qwest" on page 67 continue to lack sufficient context for investors to adequately assess the information. See prior comment 32. In this regard, please address the following:

* revise the first and second bullet points to briefly state what the board concluded regarding Qwest`s ongoing ability to sustain network service quality and its capacity and commitment to invest in new capabilities;
* revise the seventh bullet point to indicate whether the equity financing commitments that Qwest obtained alleviated any of the board`s concerns about the financing required by Qwest to complete its proposed merger as mentioned in the preceding bullet point; and
* the ninth bullet refers to Mr. Notebaert`s presentation and responses to questions from MCI`s board on March 16, 2005, but there is no corresponding discussion of the substance of his presentation or responses in the portion of the Background section that relates to this meeting. Please revise to provide more details about his presentation and responses to inquiries.


Analyses of MCI`s Financial Advisors, page 64
16. Revise the reference to the advisors` opinions and analyses appearing in "MCI`s Reasons for the Merger" to have the board specifically note that it relied on the analyses despite the fact that the advisors selected only one company and one transaction for the comparable company and comparable transaction analyses.
17. We note your response to prior comment 39. Please clarify what you mean by "prevailing industry multiples" and explain why the multiples differed for each business as requested in prior comment 39.

Material United States Federal Income Tax Considerations, page 99 Merger and Alternative Merger, page 100
18. Please revise the subsection heading "Form of Transaction" to also indicate that the tax consequences will not be known at the time of the MCI shareholders` meeting. Similarly state at the forefront of this section that you cannot determine now and, at the time of the
MCI stockholders` meeting, you will not be able to determine the U.S.
federal income tax consequences of the transaction to MCI shareholders.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial
Statements

Note 2.  Purchase Price, page 126
19. Please refer to prior comment number 44. Since you have not provided us with specific references to the accounting literature that permits you to include the dividend that MCI will pay to its shareholders prior to the merger as part of the purchase price that
Verizon will pay for MCI, revise to exclude this dividend.
20. Furthermore, since you have already entered into and consummated a separate transaction for the purchase of MCI shares owned by entities affiliated with Carlos Slim Helu, please remove this transaction from your calculation of the purchase price and present this in your pro forma financial statements in a separate column since this is not included in the transaction under consideration by the MCI shareholders.
21. Please refer to prior comment number 45. The sensitivity analysis should also give effect to the range of possible reductions in the stock purchase price for MCI for the potential downward purchase price adjustment for specified liabilities and other adjustments disclosed on page 106 as well as throughout Form S-4 Amendment No. 3. Discuss in detail your status regarding determining the amounts of the liabilities that may result in a downward price adjustment. Disclose the impact of your tax settlement with the Mississippi and its effect on liabilities that can impact MCI shareholders` stock purchase price.

Note 5. Pro Forma Adjustments, page 122
22. Please refer to prior comment number 46. Discuss in the footnote
(h) the amount of cash required if the Senior Notes are not redeemed prior to the merger and have to be redeemed within 30 days of the change in control. Discuss how you will utilize working capital, which appears to be negative in the pro forma condensed consolidated balance sheet, to redeem the Notes. Also discuss the impact of bank and capital market transactions on your pro forma condensed consolidated statements of income.

MCI draft Amendment No. 1 to Form 10-K for the year ended December
31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (20) Income Taxes, page F-60
23. Please refer to prior comment number 49. As we previously requested, please provide FAS 5 disclosure for the additional federal, state and foreign tax contingencies and claims as disclosed on page F-61 and page 106 of the Form S-4 Amendment No. 3. Before providing taxes in the financial statements, we believe that tax positions should be probable of being sustained under audit by the relevant taxing authority without consideration for audit detection risk. We recognize that some companies take positions on their tax return that do not meet the probable threshold. Some call this the "as filed" basis. The SEC staff believes that a contingent tax liability should be recorded to account for this difference between the book and as filed tax return positions. In addition, we believe disclosures for both recorded and unrecorded exposures to contingent tax liabilities are required by FAS 5.

MCI draft Amendment No. 1 to Form 10-Q for quarter ended March 31,
2005
24. Revise, as applicable, for comments issued regarding Form 10-K for the year ended December 31, 2004.


*  *  *  *


      Please amend your Form S-4 and have MCI amend its Form 10-K and
Form 10-Q in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Sharon Virga, Senior Staff Accountant, at
(202)
551-3385 or Dean Suehiro, Senior Staff Accountant at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	William Regner, Esq.
	Debevoise & Plimpton LLP
	(212) 909-6836 (fax)

	Nicole A. Perez, Esq.
	Debevoise & Plimpton LLP
      (212) 521-7564 (fax)

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Marianne Drost, Esq.
Verizon Communications Inc.
July 15, 2005
Page 1